March 7, 2019

Justin M. Miller, Esq.
Executive Vice President, General Counsel
Avantor, Inc.
Radnor Corporate Center
Building One, Suite 200
100 Matsonford Road
Radnor, PA 19087

       Re: Avantor, Inc.
           Registration Statement on Form S-1
           Filed February 8, 2019
           File No. 333-229578

Dear Mr. Miller:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 8, 2019

Market and Industry Data, page i

1. Please tell us whether you commissioned any of the data used in your registration statement.
Company Overview, page 1

2. Your graphic on page 95 indicates that your largest product category is third-party materials and consumables. If a material portion of your business involves the distribution of third-party products, include appropriate disclosure, including the percentage of your revenues derived from those sales, in your summary. If that portion
 Justin M. Miller, Esq.
FirstName LastNameJustin M. Miller, Esq.
Avantor, Inc.
Comapany NameAvantor, Inc.
March 7, 2019
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FirstName LastName
         of your business experiences lower margins than revenues generated from sales of your proprietary products, include appropriate disclosure in your Management's Discussion and
         Analysis section regarding the impact on your operating results from changes in the portion of your revenues derived from sales of your products versus those of third-parties.
Conflicts of Interest, page 10

3. Please address the underwriter's interest in the price of your common stock given its interest in (1) your junior convertible preferred stock that appears to convert at a rate affected by the price of your common stock over a period initially triggered by this offering and (2) your warrants whose exercisability appears to be triggered by this offering. Also add any appropriate risk factors.
The Offerng, page 10

4. Please tell us how the mirror units are settled, and whether any other securities could be issued to the holders of those units.
The customers we serve..., page 20

5.       Please clarify when significant customer patents expire.
We are subject to product liability..., page 26

6. If products you sell or your customers' products incorporating your products have been subject to material litigation, please revise to specify. Also, given your disclosure that you do not maintain insurance for product liability across all of your product lines, please specify any material product lines for which you do not maintain insurance.
Our business, financial condition..., page 28

7. Given your disclosure like in the last paragraph of this risk factor, provide us your analysis of whether the names of your large suppliers must be disclosed for investors to evaluate the risk.
Significant developments..., page 30

8. Please clarify the extent of your business subject to the risk mentioned in the second paragraph of this risk factor.
Use of Proceeds, page 48

9. Please quantify the amount required to redeem all of your Existing Senior Preferred Stock, and specify the amount to be paid to affiliates of Goldman Sachs & Co. LLC.
10. Please tell us the amount of expenses you will incur as a result of obligations triggered by this offering, and whether those expenses are reflected in your disclosure on this page.
 Justin M. Miller, Esq.
FirstName LastNameJustin M. Miller, Esq.
Avantor, Inc.
Comapany NameAvantor, Inc.
March 7, 2019
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         We note for example a reference on page F-40 to an obligation to settle units that it appears might be so triggered.
Dividend Policy, page 49

11. Please disclose the amount of dividends/distributions you have made during each period presented.
12. Clarify the "certain outstanding indebtedness" that you anticipate repaying before you would reevaluate your dividend policy.
We expect to undergo a recapitalization of our equity in connection with this offering, page 56

13. We note your reference to class B stock. If applicable, provide the required disclosure regarding these securities under "Description of Capital Stock" and indicate how your recapitalization will impact the class B stock.
Key Indicators of Performance and Financial Condition, page 58

14. We reference your disclosure that Adjusted EBITDA is used by investors to measure and evaluate your operating performance and Management EBITDA is used by management to measure and evaluate your operating performance.
Please revise your
         disclosures to clearly explain the difference between the two measures and to state the reasons why management believes that the presentation of both Adjusted EBITDA and
         Management EBITDA provides useful information regarding your financial condition and results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K.
15. Please revise to disclose which key indicators of performance and financial condition included in this section are non-GAAP measures. Revise to also clearly label "baseline
         VMR" and "combined change" amounts included on pages 59 and 60 as non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K.
Results of Operations, page 60

16. In your discussion of results of operations where you attribute period-to-period changes to a combination of several different factors, please address the following:

             Clarify the significance of each factor; quantify where possible, and clarify the extent to which changes are attributable to price or volume or to the introduction of new products or services. Also, to the extent required by Regulation S-K Item 303, address current period results of your business that existed before the VWR acquisition as well as the current period results of the VWR business relative to that business's pre-
             acquisition results.
             Provide a more detailed analysis of the material factors that contributed to "higher volumes," "generally favorable pricing" and margin changes in each of your segments, and discuss any specific products that contributed to significant changes; and
 Justin M. Miller, Esq.
FirstName LastNameJustin M. Miller, Esq.
Avantor, Inc.
Comapany NameAvantor, Inc.
March 7, 2019
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             Explain the material factors that impacted the pricing environment for each of your segments. We see your disclosure that the pricing environment was favorable in the
             Americas and AMEA but remained generally similar in Europe.

         See also Regulation S-K Item 303(a)(3) and SEC Release No. 33-8350. Gross Margin, page 61

17. We reference the 90 basis points of gross margin that is attributed to the combined change. Please revise to provide a quantified discussion of the factors that resulted in the combined 90 basis point increase. In addition, if available, disclose how the VWR post acquisition and legacy Avantor operations impacted gross margins for this period.
Years ended December 31, 2017 and 2016, page 63

18. We note multiple references to the significant impact on revenues and operating income of including VWR for 41 days during 2017. Please revise to quantify the impact of the inclusion of VWR operations on each segment.
Liquidity, page 73

19. Please provide us your analysis of the extent to which your results could change before a covenant would be triggered that would limit your access to the "unused availability" or that could result in a default.
20. Please quantify the amount of your cash subject to the restrictions mentioned in the third sentence of the last paragraph on page 73.
Critical Accounting Policies and Estimates
Estimating the fair value of share-based compensation, page 80

21. Please revise to disclose how you estimated fair value of your common stock for purposes of valuing your stock options awards. In addition, once you have an estimated offering price or range, explain for us any significant differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.
Our Products and Services, page 94

22. Please provide the three-year revenue history by product and service class as required by
         Regulation S-K Item 101(c)(1)(i).
Directors and Executive Officers, page 109

23. Please disclose the principal business of the corporations and other organizations that employed the individuals named in this section as required by Regulation S-K Item
         401(e)(1). Also, for each director, briefly discuss the specific experience, qualifications,
 Justin M. Miller, Esq.
FirstName LastNameJustin M. Miller, Esq.
Avantor, Inc.
Comapany NameAvantor, Inc.
March 7, 2019
March 7, 2019 Page 5
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FirstName LastName
         attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company's business and structure.
Base Salary, page 118

24. Please clarify how the internally prepared competitive market compensation data was used. Also clarify how you determined the components of the data, and identify the components as appropriate.
Principal Stockholders, page 139

25. Please provide the table required by Regulation S-K Item 403 with regard to your Junior
         Convertible Preferred Stock.
Certain Relationships and Related Party Transactions, page 142

26. Disclose the material terms of the agreements mentioned in this section, and clarify which terms of the stockholders agreement will terminate in connection with this offering. Also, clarify whether shareholders will have the opportunity to vote on directors appointed under the stockholders agreement, and quantify the amount of payments made under the agreements during the periods addressed in instruction 1 to Regulation S-K Item 404.
27. Disclose the approximate dollar amount of the Existing Senior Preferred Stock and
         Existing Junior Convertible Preferred Stock issued to each related person. Also clarify the amount each related person paid for the preferred stock and the amount currently held by those parties.
28. To the extent not already addressed in your disclosure on pages 142-143, provide us your analysis supporting your conclusion regarding whether Regulation S-K
Item 404 requires
         you to address in this section the transactions mentioned on pages F-48 and F-49 or the transactions involving NuSil investors mentioned on page F-40. Also ensure that you have provided required disclosure for all years addressed in Instruction 1 to Regulation S-
         K Item 404 regarding relevant transactions with any person who was in
(1) any of the
         relevant categories described in Instruction 1.a to Item 404(a) at any time during the specified period and (2) any of the categories described in Instruction 1.b when the transaction in which such person had a material interest occurred or existed.
29. Please provide the disclosure required by Regulation S-K Item 404(b) and (c)(1).
Description of Indebtedness, page 144

30. Given the "specified" ratios that you mention in the second paragraph, please quantify the amount of the additional loan available to you. Also, clarify who you mean when you refer to "Holdings" on page 145.
 Justin M. Miller, Esq.
Avantor, Inc.
March 7, 2019
Page 6
Description of Capital Stock, page 150

31. Please provide the disclosure required by Regulation S-K Item 201(b)(1). Underwriting (Conflicts of Interest), page 165

32. Please clarify, if true, that Goldman Sachs, as one of the underwriters in the IPO, will only purchase shares of the common stock (i.e., the subject of the IPO) during the first 90 trading days after the consummation of the IPO if Goldman Sachs can do so consistent with the anti-manipulation provisions of the federal securities laws (e.g., Sections 9(a) and
       10(b) of the Exchange Act, Rule 10b-5).
33. Please quantify the total amount that the underwriter has received from its relationship with the registrant, whether from dividends, distributions or otherwise. Exhibits

34. Given your disclosure at the top of page 28 and on page 84, please provide us your analysis supporting your conclusions regarding whether you must file any supply agreements with key suppliers or your "BIO agreement." Also, it appears that your exhibit index might address contracts with executive officers identified in the table on page 125; please also file contracts with other executive officers as required by Regulation
       S-K Item 601(b)(10).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell
Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                             Sincerely,
FirstName LastNameJustin M. Miller, Esq.
                                                             Division of
Corporation Finance
Comapany NameAvantor, Inc.
                                                             Office of
Electronics and Machinery
March 7, 2019 Page 6
cc:       Joseph H. Kaufman, Esq.
FirstName LastName